FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 21, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 21, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has commenced a geophysical study on its Incahuasi Gold Project, Catamarca Province, NW Argentina.

Item 5.	Full Description of Material Change

The Issuer has initiated an Induced Polarization (IP) Geophysical Survey on its Incahuasi Gold Project, Catamarca Province, NW Argentina.  The IP survey will build upon the positive exploration results to date and will be followed by planned drill target testing in early 2008.

Incahuasi Project Background

Incahuasi is located in the pro-mining Province of Catamarca, Argentina.  The property consists of seven minas and two cateos (665 hectares) centered on the former Incahuasi gold mine, the most significant historical high-grade Sediment Hosted Vein (SHV) type gold producer in the region (Figure 1).

Mining activity at Incahuasi dates back to the pre-Hispanic and Jesuit periods, with modern mining techniques first used at the Incahuasi mine from 1936 to 1954.  During this period, Nueva Compania Minera Incahuasi conducted a 40 tonne per day operation exploiting a series of high-grade quartz veins, reportedly ranging from 9.8 g/t to 43 g/t gold, on six underground levels.  High-grade gold values up to 300 g/t gold are reported from quartz veins within the deposit.  Mining ceased at a depth of 130 metres in ore grade rocks, not due to a lack of gold bearing veins, but rather due to flooding which inhibited further mining efforts.

Cardero Exploration

Reconnaissance scale sampling conducted by the Issuer Cardero targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 108 characterization or grab samples was 4.3 g/t gold, with in-situ veins returning values up to 231 g/t gold.  In detail, the results from the 108 characterization samples collected are as follows:

      Of twenty-seven samples collected from in-situ quartz veins; a single sample returned a bonanza grade of 231 g/t gold, four samples ranged from 3-10 g/t gold, eight samples ranged from 1-3 g/t gold, with the remaining fourteen samples containing 0.05-1 g/t gold.
      Twenty-six samples collected from altered sediments with quartz veinlets yielded grades up to 10.05 g/t gold and all samples contain detectable gold, indicating the potential for disseminated bulk tonnage gold mineralization adjacent to principle vein sets.
      Forty-two composite samples from the approximately 75,000 cubic metre tailings dump averaged 2.2 g/t gold and yielded results ranging from 0.26 g/t to 13.45 g/t gold, in part confirming the high grade nature of the past producing mine.

Subsequently, trenching at the Western Vein Group, located 200 metres west of the former Incahuasi mine, cut 33.5 metres at 3.35 g/t gold within which 14 metres grades 6.9 g/t gold.  An additional nine trenches along strike and to the north of the mine returned geochemically anomalous values ranging from below detection limit to 5.22 g/t gold and averaged 0.28 g/t gold.

Following the highly positive sampling results, Cardero systematically explored the Incahuasi property through a phased program of detailed structural and alteration mapping.  The resulting exploration model was subsequently tested with an initial drill program of 5 geological drillholes prior to subsequent geophysics and target drill-testing.  The drill program successfully confirmed a number of predicted structural settings, specifically the role of late, low-angle fault zones.

Induced Polarization (IP) Survey Details

A 20 line-kilometre Induced Polarization (IP) survey is scheduled to begin 16 November 2007.  This survey (Figure 2) should image quartz veins within potentially mineralized shear zones and is intended to identify:

      Strike extensions and the depth extent of shear zones mapped at surface.
      Unexposed shear zones and veins between and peripheral to the main mapped zones.  This information will help to test the potential for bulk tonnage stockwork zones.
      Unexposed structural offsets.
      Priority targets for planned drill-testing.

Future Work

Drilling is scheduled to begin in early 2008.  A 1,500 to 2,500 metre drill program is anticipated at this time, but will be contingent on positive results from the IP survey and subsequent targeting.

Qualified Person and Quality Control/Quality Assurance

EurGeol Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The work program at Incahuasi was designed and is supervised by Keith J. Henderson, Vice President-Exploration, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Incahuasi project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderosn, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

November 21, 2007